--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                               AMENDMENT NO. 1 TO
                      SCHEDULE 14D-1 (SEC FILE NO. 5-56625)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     FIDELITY LEASING INCOME FUND IV, L. P.
                            (Name of Subject Company)

                           ODD LOT LIQUIDITY FUND, LLC
                                 JAMES S. RILEY
                                    (Bidder)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                      (CUSIP Number of Class of Securities)

                               MR. JAMES S. RILEY
                           ODD LOT LIQUIDITY FUND, LLC
                           2699 WHITE ROAD, SUITE 255
                            IRVINE, CALIFORNIA 92614
                          (949) 660-1144, EXTENSION 16
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                 ---------------
                                 WITH COPIES TO:
                             LARRY A. CERUTTI, ESQ.
                              KENT M. CLAYTON, ESQ.
                               RUTAN & TUCKER, LLP
                           SUITE 1400, 611 ANTON BLVD.
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

   Transaction Valuation*                               Amount of Filing Fee
   ----------------------                               --------------------
          $61,455                                              $13*
--------------------------------------------------------------------------------

* Previously paid. Based upon $15 cash per Unit of limited partnership interest for a maximum of 4,097 Units.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    NOT APPLICABLE.       Filing party:   NOT APPLICABLE.
Form or registration no.   NOT APPLICABLE.       Date filed:     NOT APPLICABLE.

--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE              14D-1                   PAGE 2 OF 40 PAGES
          --------------


1.      NAME OF REPORTING PERSONS                    Odd Lot Liquidity Fund, LLC
                                                     James S. Riley

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  | |
                                                                        (b)  | |

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*                                                    WC
                                                                            --

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)                                                 | |

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Odd Lot Liquidity Fund, LLC - California
                                                                      ----------
                                       James S. Riley - United States of America
                                                        ------------------------

7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        None
                                                                            ----
8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*                                                    |X|

9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   None
                                                                            ----

10.     TYPE OF REPORTING PERSON*            Odd Lot Liquidity Fund, LLC   - IV
                                                                             --
                                             James S. Riley                - IN
                                                                             --

ITEM 1. SECURITY AND SUBJECT COMPANY.

        (a) The name of the subject company is Fidelity Leasing Income Fund IV,
L. P., a Delaware limited partnership ("Fidelity IV"). The address of the principal executive offices of Fidelity IV is 3 North Columbus Boulevard, Philadelphia, Pennsylvania 19106.

        (b) This statement relates to the offer by Odd Lot Liquidity Fund, LLC, a California limited liability company, and James S. Riley, the managing member and majority owner of Odd Lot Liquidity Fund, LLC (collectively, "Purchaser"), to purchase up to nine and nine-tenths percent (9.9%) of the issued and outstanding units of limited partnership interest (the "Units") of Fidelity IV at a purchase price of $15 per Unit, net to the seller in cash (subject to the payment of a transfer fee in the amount of $150, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with the Offer to Purchase (the "Offer to Purchase")), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which are herein collectively referred to as the "Offer"). No affiliates of the Purchaser currently have or will have any involvement in this tender offer. The information set forth in the Introduction to the Offer to Purchase (the "Introduction") and in Section 7 of the Offer to Purchase ("Certain Information Concerning the Purchaser") is incorporated herein by reference.

        (c) The Units are not publicly traded and there is no established public trading market for the Units. The information set forth in Section 6 ("Certain Information Concerning the Limited Partnerships") of the Offer to Purchase with respect to the high and low sales prices for transactions in the Units for the past 2 years, as reported in PARTNERSHIP SPECTRUM, is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) - (d), (g) This Statement is filed by Purchaser. The information set forth in the Introduction and Section 7("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

        (e) and (f) During the last five years, neither Purchaser nor any of the persons identified in Section 7 ("Certain Information Concerning Purchaser") of the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        (a) - (b) Except as set forth in Section 10 ("Interest in Securities of the Limited Partnerships") of the Offer to Purchase, neither Purchaser nor any of the persons identified in Section 7 ("Certain Information Concerning Purchaser") of the Offer to Purchase or any of their respective affiliates is now or has in the past been involved in any contracts, negotiations or transactions which have occurred since the commencement of the third full fiscal year of Fidelity IV preceding the date of the Offer to Purchase between Purchaser or any of the persons identified in Section 7 ("Certain Information Concerning Purchaser") of the Offer to Purchase or any of their respective affiliates and Fidelity IV or its affiliates.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) - (b) The information set forth in Section 8 ("Source and Amount of Funds or Other Consideration") of the Offer to Purchase is incorporated herein by reference.

        (c)     Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        (a) - (g) The information set forth in the Introduction and Section 9 ("Purpose of the Tender Offer and Plans or Proposals of Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) - (b) The information set forth in the Introduction and Section 10 ("Interest in Securities of the Subject Company") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

        Not applicable.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        No persons will be retained or compensated by Purchaser, or by any person on Purchaser's behalf, to make solicitations or recommendations in connection with the Offer. The information set forth in Section 14 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENT OF CERTAIN BIDDERS.

        The information set forth in Section 7 ("Certain Information Concerning Purchaser") and Section 8 ("Source and Amount of Funds or Other Consideration") of the Offer to Purchase is incorporated herein by reference. As indicated therein, Odd Lot Liquidity Fund, LLC has sufficient cash on hand available to fund the entire maximum purchase price of the Units tendered by Unit holders. Odd Lot Liquidity Fund, LLC is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The financial statements of Odd Lot Liquidity Fund, LLC set forth in Section 8 ("Source and Amount of Funds or Other Consideration") of the Offer to Purchase are unaudited because audited financial statements are not available or obtainable without unreasonable cost or expense since, taking into account the consummation of the transactions contemplated by the Offer to Purchase and the payment by Purchaser of fees, charges and costs associated therewith, Odd Lot Liquidity Fund, LLC will not have sufficient funds available to pay for the preparation of audited financial statements.

ITEM 10. ADDITIONAL INFORMATION.

        (a)         None.

        (b) The information set forth in Section 13 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (c) - (e)   None.

        (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a) (1)        Amended and Restated Offer to Purchase dated August 31,
                       1999.

        (a) (2)        Letter of Transmittal, as amended.

        (a) (3)(1)     Form of Summary Advertisement dated August 5, 1999.

        (a) (3)(2)     Form of Press Release dated August 31, 1999.

        (b) - (f)      Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: August 31, 1999.
                                                     ODD LOT LIQUIDITY FUND, LLC


                                                     By: \s\   James S. Riley
                                                         -----------------------
                                                               James S. Riley,
                                                               Managing Member


                                                         \s\   James S. Riley
                                                         -----------------------
                                                               James S. Riley

EXHIBIT (A) (1)


Amended and Restated Offer to Purchase dated August 31, 1999
------------------------------------------------------------

                 Amended and Restated Offer to Purchase for Cash
                        Up to (but not more than) 9.9% of
                           the Issued and Outstanding
     Units of Limited Partnership Interest (including all associated rights)
                                   of each of

                     FIDELITY LEASING INCOME FUND IV, L. P.,
              at $15 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST;

                     FIDELITY LEASING INCOME FUND VI, L. P.,
              at $35 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST;

                    FIDELITY LEASING INCOME FUND VII, L. P.,
            at $45 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST; and

                    FIDELITY LEASING INCOME FUND VIII, L. P.,
               at $65 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST

                                       by

                          ODD LOT LIQUIDITY FUND, LLC,
                     a California limited liability company

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED BY THE PURCHASER AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 1, 1999, UNLESS THE OFFER IS FURTHER EXTENDED (THE "EXPIRATION TIME").

IN ADDITION, THE MAXIMUM NUMBER OF UNITS OF LIMITED PARTNERSHIP INTEREST OF EACH OF THE LIMITED PARTNERSHIPS THAT WILL BE PURCHASED BY ODD LOT LIQUIDITY FUND, LLC PURSUANT TO THE OFFER HAS BEEN REDUCED FROM 25% TO 9.9% OF THE TOTAL NUMBER OF ISSUED AND OUTSTANDING UNITS OF EACH SUCH LIMITED PARTNERSHIP.

WITH RESPECT TO EACH OF THE LIMITED PARTNERSHIPS THAT ARE THE SUBJECT OF THIS OFFER TO PURCHASE (COLLECTIVELY REFERRED TO HEREIN AS THE "LIMITED PARTNERSHIPS"), THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION TIME A NUMBER OF UNITS OF LIMITED PARTNERSHIP INTEREST (INCLUDING ALL ASSOCIATED RIGHTS WITH RESPECT THERETO, COLLECTIVELY REFERRED TO HEREIN AS THE "UNITS") OF SUCH LIMITED PARTNERSHIP REPRESENTING AT LEAST ONE PERCENT (1%) OF THE TOTAL NUMBER OF ISSUED AND OUTSTANDING UNITS OF SUCH LIMITED PARTNERSHIP.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, INCLUDING THE FOLLOWING:

         o The purchase price for the Units offered hereby was determined by Purchaser by reviewing recent reports in the PARTNERSHIP SPECTRUM of secondary market sales of the Units, and applying a discount to the reported sales prices. Accordingly, the purchase price to be paid by Purchaser for the Units may not reflect the fair market value of the Units.
         o A holder of Units might receive more value if such holder retains his, her or its Units until the Limited Partnership is liquidated.
         o Purchaser is making the Offer with a view to making a profit and therefore, there is a conflict between Purchaser's desire to purchase the Units at a low price and the desire of a holder of Units to sell such Units at a high price.
         o For any Units that Purchaser acquires, the holder of those Units will not receive any future distributions from the Limited Partnership.

         o Other than Fidelity Income Leasing Fund VIII, L.P., all of the Limited Partnerships are in the process of dissolution and liquidation of their respective assets and properties. The actual proceeds that a holder of Units of such Limited Partnership would receive upon liquidation are highly uncertain but could be more than the net proceeds that a holder of Units tendering Units to Purchaser pursuant to the Offer would receive. In addition, for any Units that Purchaser acquires, the holders of those Units will not receive any future proceeds upon the liquidation of the Limited Partnership.
         o Sales of Units by Unit holders pursuant to the Offer to Purchase will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

Any Unit holder desiring to tender Units of any of the Limited Partnerships should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it to Gemisys Transfer Agent (the "Depositary") with all other documents required, if any, pursuant to the procedures set forth in Section 3 of this Offer to Purchase or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A Unit holder having Units registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Units.

If, with respect to any of the Limited Partnerships, a number of Units are deposited that exceeds nine and nine-tenths percent (9.9%) of the issued and outstanding Units of such Limited Partnership, the Units so deposited shall be taken up and paid for on a PRO RATA basis as nearly as may be done, disregarding fractions, according to the number of Units deposited by each holder tendering Units during the period of time for which the Offer is open (the "Proration Period").

The Net Purchase Price per Unit set forth above does not reflect a transfer fee in the amount of $150 payable to the Depositary, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with this Offer to Purchase. All other charges and expenses in connection with this Offer to Purchase, including the costs of preparation, publishing and mailing of this Offer to Purchase and the Letter of Transmittal and advertising costs in connection with this Offer to Purchase, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by the Purchaser.

Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Purchaser at its address and telephone number set forth on the back cover of this Offer to Purchase.



                                 August 31, 1999

                                TABLE OF CONTENTS


  Section                                                                 Page
  -------                                                                 ----

           Introduction                                                     1

  1.       Terms of the Offer; Expiration Date                              2

  2.       Acceptance for Payment and Payment                               3

  3.       Procedure for Tendering Units                                    3

  4.       Withdrawal Rights                                                4

  5.       Risk Factors                                                     5

  6.       Certain Information Concerning the Limited Partnerships          6

  7.       Certain Information Concerning the Purchaser                     12

  8.       Source and Amount of Funds or Other Consideration                13

  9.       Purpose of the Offer and Plans or Proposals of the Purchaser     15

  10.      Interest in Securities of the Limited Partnerships               15

  11.      Extension of Tender Period; Termination; Amendment               15

  12.      Certain Conditions of the Offer                                  16

  13.      Certain Legal Matters                                            17

  14.      Fees and Expenses                                                18

  15.      Miscellaneous                                                    18

                                  INTRODUCTION

To the holders of Units of Limited Partnership Interests of each of:

FIDELITY LEASING INCOME FUND IV, L. P.
FIDELITY LEASING INCOME FUND VI, L. P.
FIDELITY LEASING INCOME FUND VII, L. P.
FIDELITY LEASING INCOME FUND VIII, L. P.

         Upon and subject to the conditions set forth in this amended and restated Offer to Purchase and in the related amended Letter of Transmittal (which together constitute the "Offer"), Odd Lot Liquidity Fund, LLC, a California limited liability company, and James S. Riley, the managing member and majority owner of Odd Lot Liquidity Fund, LLC (collectively, "Purchaser"), hereby offers to purchase up to (but not more than) nine and nine-tenths percent (9.9%) of the issued and outstanding units of limited partnership interest (including all associated rights thereto, collectively referred to herein as the "Units") of each of Fidelity Leasing Income Fund IV, L. P., a Delaware limited partnership ("Fidelity IV"), Fidelity Leasing Income Fund VI, L. P., a Delaware limited partnership ("Fidelity VI"), Fidelity Leasing Income Fund VII, L. P., a Delaware limited partnership ("Fidelity VII"), and Fidelity Leasing Income Fund VIII, L. P., a Delaware limited partnership ("Fidelity VIII") (collectively referred to herein as the "Limited Partnerships"), at the following purchase price per Unit:

    Name of Limited Partnership                    Net Purchase Price Per Unit*
    ---------------------------                    ----------------------------

    Fidelity Leasing Income Fund IV, L. P.                  $15
    Fidelity Leasing Income Fund VI, L. P.                  $35
    Fidelity Leasing Income Fund VII, L. P.                 $45
    Fidelity Leasing Income Fund VIII, L. P.                $65

    * Excludes a transfer fee in the amount of $150 payable to the Depositary, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with this Offer to Purchase.

         The Units are not publicly traded. There is no established public trading market for the Units. Accordingly, holders of Units tendering such Units will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Units pursuant to the Offer. Except with respect to a transfer fee in the amount of $150 payable to the Depositary, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with this Offer to Purchase, all other charges and expenses in connection with this Offer to Purchase, including the costs of preparation, publishing and mailing of this Offer to Purchase and the Letter of Transmittal and advertising costs in connection with this Offer to Purchase, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by the Purchaser.

         WITH RESPECT TO EACH OF THE LIMITED PARTNERSHIPS, THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION TIME (AS HEREINAFTER DEFINED) A NUMBER OF UNITS OF SUCH LIMITED PARTNERSHIP INTEREST REPRESENTING AT LEAST ONE PERCENT (1%) OF THE TOTAL NUMBER OF ISSUED AND OUTSTANDING UNITS OF SUCH LIMITED PARTNERSHIP (THE "MINIMUM CONDITION").

         According to the most recent respective Annual Report on Form 10-K of each of the Limited Partnerships for the respective fiscal years of each of the Limited Partnerships ended December 31, 1998, there were issued and outstanding:
(i) 41,379 Units of Fidelity IV, (ii) 75,294 Units of Fidelity VI, (iii) 65,449 Units of Fidelity VII, and (iv) 21,695 Units of Fidelity VIII. As a result, Purchaser believes that the Minimum Condition with respect to each Limited Partnership would be satisfied if there are tendered to the Purchaser, and not withdrawn, pursuant to the Offer: (i) 414 Units of Fidelity IV (for an aggregate purchase price of $6,210), (ii) 753 Units of Fidelity VI (for an aggregate purchase price of $26,355), (iii) 655 Units of Fidelity VII (for an aggregate purchase price of $29,475), and (iv) 217 Units of Fidelity VIII (for an aggregate purchase price of $14,105). If the Purchaser purchases the maximum amount of nine and nine-tenths percent (9.9%) of the Units of each of the Limited Partnerships, the maximum aggregate purchase price to be paid by Purchaser for such Units will be $753,600.

         The purpose of the Offer is to acquire for cash up to (but not more than) nine and nine-tenths percent (9.9%) of the Units of each of the Limited Partnerships for investment purposes only. Neither the Purchaser nor any affiliate of the Purchaser intends to gain majority control of any of the Limited Partnerships or to control any general partner or the business of any of the Limited Partnerships. Purchaser is undertaking the Offer at this time in order to purchase the Units at a discount to net asset value. The business to date engaged in by Purchaser and its affiliates has been to purchase units of limited partnership interest at discounts to net asset value, thus providing liquidity to holders of limited partnership units who desire to dispose of an investment which has a relatively nominal current value and carries with it a financial overview requirement and a K-1 federal income tax return filing requirement.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAINS IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         1. TERMS OF THE OFFER; EXPIRATION TIME. Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Units, up to a maximum amount equal to (but not more than) nine and nine-tenths percent (9.9%) of the issued and outstanding Units, of each of the Limited Partnerships that are validly tendered by the Expiration Time and not withdrawn as provided in Section 4. The Purchaser has extended the term of the Offer from September 3, 1999 to October 1, 1999. Accordingly, the term "Expiration Time" shall mean 12:00 Midnight, New York City time, on Friday, October 1, 1999, unless Purchaser shall have further extended the period of time for which the Offer is open, in which event the term "Expiration Time" shall mean the latest time and date at which the Offer, as so further extended by Purchaser, shall expire.

         The Offer is subject to certain conditions set forth in Section 12, including satisfaction of the Minimum Condition. All Offer conditions, other than any necessary governmental or regulatory approvals, must be satisfied (or waived by Purchaser) on or before the Expiration Time. If any condition is not satisfied on or prior to the Expiration Time, Purchaser may (i) terminate the Offer and return all tendered Units to tendering holders of such Units, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Units until the expiration of the Offer as so extended, or (iii) waive such condition on or before the Expiration Time and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Units validly tendered by the Expiration Time and not withdrawn (up to a maximum amount equal to nine and nine-tenths percent (9.9%) of the issued and outstanding Units of each of the Limited Partnerships); provided, however, that no change may be made which changes the form of consideration to be paid or decreases the price per Unit or the number of Units sought in the Offer or which imposes conditions to the Offer in addition to those set forth in Section 12. For a description of Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see Sections 11 and 12.

         This Offer to Purchase is being made and has commenced pursuant to the public announcement of the Offer in a summary advertisement published in the Thursday, August 5, 1999 edition of the INVESTOR'S BUSINESS DAILY, a nationally circulated newspaper. Purchaser has filed with the Securities and Exchange Commission ten (10) copies of a Tender Offer Statement on Schedule 14D-1, together with exhibits thereto including this Offer to Purchase, in compliance with Rule 14d-3 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and ten (10) copies of an Amendment No. 1 to such Tender Offer Statement, together with exhibits thereto including this Amended and Restated Offer to Purchase, in compliance with Rule 14d-3 of the Rules and Regulations promulgated under the Exchange Act. Any Unit holder desiring to tender Units of any of the Limited Partnerships should complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it to Gemisys Transfer Agent (the "Depositary") with all other documents required, if any, pursuant to the procedures set forth in Section 3 of this Offer to Purchase. If, with respect to any of the Limited Partnerships, a number of Units are deposited that exceeds nine and nine-tenths percent (9.9%) of the issued and outstanding Units of such Limited Partnership, the Units so deposited shall be taken up and paid for on a PRO RATA basis as nearly as may be done, disregarding fractions, according to the number of Units deposited by each holder tendering Units during the period of time for which the Offer is open (the "Proration Period").

         2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the offer, Purchaser will accept for payment and pay for all Units validly tendered by the Expiration Time and not withdrawn (up to a maximum amount equal to nine and nine-tenths percent (9.9%) of the issued and outstanding Units of each of the Limited Partnerships) as soon as practicable after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions set forth in Section 12, other than any necessary governmental or regulatory approvals, on or prior to the Expiration Time. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Units or to delay acceptance for payment or payment for Units, see Section 11.

         For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Units when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Units. Payment for Units accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Unit holders. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. For a description of the procedure for tendering Units pursuant to the offer, see Section 3. Accordingly, payment may be made to tendering Unit holders at different times if delivery of the Units and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Units pursuant to the Offer, regardless of any delay in making such payment.

         The total purchase price to be paid to each holder shall be reduced by the amount of $150, which amount shall be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with this Offer to Purchase. All other charges and expenses in connection with this Offer to Purchase, including the costs of preparation, publishing and mailing of this Offer to Purchase and the Letter of Transmittal and advertising costs in connection with this Offer to Purchase, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by the Purchaser. If Purchaser increases the consideration to be paid for Units pursuant to the Offer, Purchaser will pay such increased consideration for all Units purchased pursuant to the Offer, less the transfer fees to be paid to the Depositary.

         If any tendered Units are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more than nine and nine-tenths percent (9.9%) of the total number of issued and outstanding Units of any Limited Partnership, such unpurchased Units will be returned without expense to the tendered Unit holder, as promptly as practicable following the expiration or termination of the Offer.

         3. PROCEDURE FOR TENDERING UNITS. To tender Units pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required, if any, by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time.

         THE METHOD OF DELIVERY OF UNITS AND ALL OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, IF ANY, IS AT THE OPTION AND RISK OF THE TENDERING UNIT HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY.

         EACH TENDERING UNIT HOLDER MUST ALSO PROVIDE THE DEPOSITARY WITH SUCH UNIT HOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH UNIT HOLDER IS NOT SUBJECT TO SUCH BACKUP WITHHOLDING.

         By executing a Letter of Transmittal, a tendering Unit holder irrevocably appoints designees of Purchaser as such Unit holder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such Unit holder's rights with respect to such Units tendered by such Unit holder and accepted for payment by Purchaser (and any and all other Units or other securities issued or issuable in respect of such Units on or after October 1,
1999). All such proxies shall be irrevocable and coupled with an interest in the tendered Units. Such appointment is effective only upon the acceptance for payment of such Units by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such Unit holder with respect to such Units and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such Unit holder (and, if given or executed, will not be deemed to be effective). Such designees of Purchaser will be empowered to exercise all voting and other rights of such Unit holder as they, in their sole discretion, may deem proper at any meeting of partners, by written consent or otherwise. Purchaser reserves the right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of such Units, Purchaser is able to exercise full voting rights with respect to such Units and other securities (including voting at any meeting of partners then scheduled or acting by written consent without a meeting).

         The tender of Units pursuant to any of the procedures described above will constitute the tendering Unit holder's acceptance of the Offer, as well as the tendering Unit holder's representation and warranty that (a) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such Units complies with Rule 14e-4, (c) such Unit holder has the full power and authority to tender and assign the Units tendered, as specified in the Letter of Transmittal, (d) if the undersigned is signing on behalf of any entity, the undersigned has the authority to sign the Letter of Transmittal on behalf of the entity and (e) the undersigned is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, or, if the undersigned is not a United States person, the undersigned does not own beneficially or of record more than five percent (5%) of the outstanding Units of any Limited Partnership. The tender of Units pursuant to the Letter of Transmittal will also constitute such Unit holder's waiver of any and all rights with respect to the Units and such Unit holder's agreement to indemnify and hold harmless Purchaser, its managing member and other members from and against any and all claims and actions against the relevant Limited Partnership(s) which are attributable to the operations or activities of such Limited Partnership(s) on or prior to the date of sale the tendered Units to the Purchaser. Purchaser's acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Unit holder and Purchaser upon the terms and subject to the conditions of the Offer.

         All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Units determined by it not to be in proper form or the acceptance for payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Units. Neither Purchaser nor any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

         4. WITHDRAWAL RIGHTS. Tenders of Units made pursuant to this Offer are subject to withdrawal by the holder tendering such Units, which right of withdrawal is available throughout the entirety of the Offer period. Units tendered by a holder may be withdrawn at any time until the Expiration Time. If the Offer is further extended for any reason, the withdrawal rights of holders of Units tendering pursuant to this Offer will be automatically extended for the duration of the extended Offer period. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 1, 1999 unless theretofore accepted for payment as provided in this Offer to Purchase.

         To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Units to be withdrawn and the number of Units to be withdrawn and the name of the registered holder of Units, if different from that of the person who tendered such Units. A signed notice of withdrawal must be submitted prior to the Expiration Time (including any further extension thereof). Withdrawals may not be rescinded, and Units withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Units may be retendered by again following the procedures described in
Section 3 at any time prior to the Expiration Time.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Neither Purchaser nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

         5. RISK FACTORS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS IN CONNECTION WITH THE OFFER:

         NO THIRD PARTY VALUATION, APPRAISAL OR OPINION; DETERMINATION OF OFFER PURCHASE PRICE FOR THE UNITS. Purchaser did not base its determination of the Offer purchase price for the Units on any third-party appraisal or valuation. Purchaser determined the Offer purchase price for the Units by reviewing recent reports in the PARTNERSHIP SPECTRUM of secondary market sales of the Units, and applying a discount to the reported sales prices. It is uncertain whether the price offered by Purchaser for the Units reflects the value which would be realized upon a sale of the Units to another third party. Purchaser did not obtain an opinion from a third party that the Offer is fair from a financial point of view.

         OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE. There is no established regular trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units. The purchase price offered by Purchaser for the Units does not necessarily reflect the price that a holder of the Units would receive in an open market for the Units. Such prices could be higher than the price offered by Purchaser pursuant to the Offer. The price offered by Purchaser pursuant to the Offer does not ascribe any value to potential future improvements in the operating performance of the assets or properties of any of the Limited Partnerships. The price offered by Purchaser for the Units represents only an estimate of the net amount that a holder of Units would receive if such holder were to sell the Units in the secondary market. However, the actual net proceeds that a holder of Units would receive if such holder were to sell the Units in the secondary market are highly uncertain and could be more than Purchaser's estimate. There have been sales of the Units to third parties in the secondary market at sale prices in excess of the purchase price for the Units offered by Purchaser pursuant to this Offer to Purchase. Accordingly, the price offered by Purchaser for the Units pursuant to the Offer could be less than the net proceeds that a holder of Units would receive if such holder were to sell the Units in the secondary market. See
Section 6 "Certain Information Concerning the Limited Partnerships - Available Information about the Limited Partnerships."

         HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. A holder of Units might receive more value if such holder retains his, her or its Units until the Limited Partnership is liquidated.

         CONFLICT OF INTEREST WITH RESPECT TO THE OFFER. Purchaser is making the Offer with a view to making a profit. Therefore, there is a conflict between Purchaser's desire to purchase the Units at a low price and the desire of a holder of Units to sell such Units at a high price. Purchaser determined the purchase price for the Units without negotiation with any other party, including any general or limited partner of any of the Limited Partnerships.

         LOSS OF FUTURE DISTRIBUTIONS FROM THE LIMITED PARTNERSHIPS. If a holder of Units tenders Units in response to the Offer, such holder will transfer to Purchaser all right, title and interest in and to all of the Units that Purchaser accepts, and the right to receive all distributions in respect of such Units on and after the date on which Purchaser accepts such Units for purchase. Accordingly, for any Units that Purchaser acquires, the holder of such Units will not receive any future distributions from the Limited Partnership.

         OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE; LOSS OF FUTURE PROCEEDS UPON LIQUIDATION. Other than Fidelity VIII, all of the Limited Partnerships are in the process of dissolution and liquidation of their respective assets and properties. The actual proceeds that a holder of Units of such Limited Partnership would receive upon liquidation are highly uncertain but could be more than the net proceeds that a holder of Units tendering Units to Purchaser pursuant to the Offer would receive. Accordingly, the purchase price offered by Purchaser pursuant to the Offer could be less than the net proceeds that a holder of Units would realize upon an actual liquidation of the Limited Partnership. In addition, for any Units that Purchaser acquires, the holders of those Units will not receive any future proceeds upon the liquidation of the Limited Partnership.

         RECOGNITION OF TAXABLE GAIN ON A SALE OF THE UNITS. Sales of Units by Unit holders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws. In general, a Unit holder will recognize gain or loss equal to the difference between the adjusted tax basis of the tendered Units and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Units are capital assets in the hands of the Unit holder and will be long-term gain or loss if the holding period for the Units is more than one year as of the date of the sale of such Units. The particular tax consequences for any holder of Units will depend upon a number of factors related to the tax situation of such holder, including the tax basis in the Units transferred to Purchaser, whether such holder disposes of all of the Units held by such holder and whether the holder is no longer subject to the "passive loss" rules with respect to the Limited Partnership.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, UNIT HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR OTHER TAX LAWS.

         THE CONSIDERATIONS SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO BE A COMPREHENSIVE OR EXHAUSTIVE LIST OF RISKS OR OTHER CONSIDERATIONS THAT MAY BE INVOLVED WITH RESPECT TO AN ACCEPTANCE OF THE OFFER. UNIT HOLDERS ARE URGED TO CONSULT THEIR BUSINESS ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE OFFER.

         6. CERTAIN INFORMATION CONCERNING THE LIMITED PARTNERSHIPS. Each of the Limited Partnerships is a limited partnership organized and existing under the laws of the State of Delaware, with its principal executive offices at 3 North Columbus Boulevard, Philadelphia, Pennsylvania 19106. The telephone number for each of the Limited Partnerships is (215) 574-1636. According to the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") by each of the Limited Partnerships, each of the Limited Partnerships is principally engaged in the business of equipment lease financing and is managed by the same general partner (the "General Partner"). According to the most recent Quarterly Report on Form 10-Q filed by each of the Limited Partnerships, each of the Limited Partnerships, other than Fidelity VIII, is currently in the process of dissolution and liquidation of its respective assets. The Units of the Limited Partnerships are not publicly traded. There is no established public trading market for the Units of the Limited Partnerships.

         The equipment leasing industry is highly competitive. Each of the Limited Partnerships competes with leasing companies, equipment manufacturers and distributors, and entities similar to the Limited Partnerships (including similar programs sponsored by the General Partner), some of which have greater financial resources than the Limited Partnerships. Other leasing companies and equipment manufacturers and distributors may be in a position to offer equipment to prospective lessees on financial terms which are more favorable than those which any of the Limited Partnerships can offer. They may also be in a position to offer trade-in-privileges, maintenance contracts and other services, which the Limited Partnerships may not be able to offer. Equipment manufacturers and distributors may offer to sell equipment on terms and conditions (such as liberal financing terms and exchange privileges) which will afford benefits to the purchaser similar to those obtained through leases. As a result of the advantages which certain competitors may have, each of the Limited Partnerships have found it necessary to lease its equipment on a less favorable basis than some or all of its competitors and may continue to find it necessary to lease its equipment on a less favorable basis than some or all of its competitors. The computer equipment industry is extremely competitive as well. Competitive factors include pricing, technological innovation and methods of financing. Certain manufacturer-lessors maintain advantages through patent protection, where applicable, and through product protection by the use of a policy which combines service and hardware benefits with payment for such benefits accomplished through a single periodic charge.

         FIDELITY IV. Fidelity IV was organized in 1986 and has principally been engaged in the acquisition of equipment, primarily computer equipment, which is leased to third parties on a short-term basis. Fidelity IV's principal objective has been to generate leasing revenues for distribution to its limited partners. Fidelity IV has been managing the equipment, releasing or disposing of equipment as it comes off lease in order to achieve its principal objective. Fidelity IV has not borrowed and does not presently borrow funds to purchase equipment. Fidelity IV has generally acquired equipment subject to a lease. Purchases of equipment for lease have typically been made through equipment leasing brokers, under a sale-leaseback arrangement directly from lessees owning equipment, from the manufacturer either pursuant to a purchase agreement relating to significant quantities of equipment or on an AD HOC basis to meet the needs of a particular lessee. Fidelity IV does not have any employees. All persons who work for the benefit of or on behalf of Fidelity IV are employees of the General Partner.

         The following selected financial data relating to Fidelity IV has been taken or derived from the audited financial statements contained in the Annual Report on Form 10-K of Fidelity IV for each of the fiscal years ended December 31, 1998, 1997, 1996 and 1995, as filed with the SEC. More comprehensive financial information is included in such Annual Reports on Form 10-K of Fidelity IV and in other periodic reports filed by Fidelity IV with the SEC, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA - FIDELITY IV                     December            December            December            December
                                                          31, 1998            31, 1997            31, 1996            31, 1995
Total Income .........................................    $1,312,608          $1,465,537          $1,723,227          $2,374,015
Net Income ...........................................    $  266,144          $  445,584          $  539,379          $  738,436
Distributions to Partners ............................    $  325,000          $  400,000          $  878,707          $2,261,160
Net Income per Equivalent Limited Partnership Unit....    $    25.51          $    42.54          $    23.17          $    56.98
Weighted Average Number of Equivalent
   Limited Partnership Units Outstanding During
   Year...............................................        10,023              10,145              10,433              12,305
Total Assets .........................................    $2,324,899          $2,460,916          $2,389,398          $2,786,915
Equipment under Operating Leases and Equipment
   Held for Sale or Lease (Net) ......................    $  591,749          $  993,149          $1,397,793          $1,891,816
Net Investment in Direct Financing Leases ............    $1,046,488                   -                   -                   -
Limited Partnership Units ............................        41,379              41,379              41,379              41,983
Limited Partners .....................................         1,557               1,551               1,551               1,565
------------------------------------------------------------------------------------------------------------------------------------

         The following selected interim financial data relating to Fidelity IV has been taken or derived from the unaudited financial statements contained in the Quarterly Reports on Form 10-Q of Fidelity IV for the six-month period ended June 30, 1999 and the six-month period ended June 30, 1998, as filed with the SEC. More comprehensive financial information is included in such Quarterly Reports on Form 10-Q of Fidelity IV, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

                                                                     SIX MONTHS ENDED          SIX MONTHS ENDED
         SELECTED FINANCIAL DATA - FIDELITY IV*                        JUNE 30, 1999             JUNE 30, 1998
         --------------------------------------                     -------------------       -------------------

         Total Income . . . . . . . . . . . . . . . . . . . .       $   554,962               $   554,558
         Net Income . . . . . . . . . . . . . . . . . . . . .       $   242,621               $    27,092
         Net Income per Equivalent Limited Partnership Unit .       $     23.04               $      2.18
         Weighted Average Number of Equivalent Limited
            Partnership Units Outstanding During Period . . .            10,228                    10,007
         Total Assets . . . . . . . . . . . . . . . . . . . .       $ 2,392,125               $ 2,276,276
         Equipment under Operating Leases and Equipment
            Held for Sale or Lease (Net)  . . . . . . . . . .       $   742,586               $   743,152
         Net Investment in Direct Financing Leases  . . . . .       $   698,470               $   267,209

         * Information regarding limited partnership units and limited partners is not reported for quarterly periods by the Limited Partnership in the Quarterly Reports on Form 10-Q filed by the Limited Partnership with the SEC.

         FIDELITY VI. Fidelity VI was organized in 1989 and has principally been engaged in the acquisition of equipment which is leased to third parties on a short-term basis. Fidelity VI's principal objective has been to generate leasing revenues for distribution to its limited partners. Fidelity VI has been managing the equipment, releasing or disposing of equipment as it comes off lease in order to achieve its principal objective. Fidelity VI has not borrowed and does not presently borrow funds to purchase equipment. Fidelity VI has generally acquired equipment subject to a lease. Purchases of equipment for lease have typically been made through equipment leasing brokers, under a sale-leaseback arrangement directly from lessees owning equipment, from the manufacturer either pursuant to a purchase agreement relating to significant quantities of equipment or on an AD HOC basis to meet the needs of a particular lessee. Fidelity VI does not have any employees. All persons who work for the benefit of or on behalf of Fidelity VI are employees of the General Partner.

         The following selected financial data relating to Fidelity VI has been taken or derived from the audited financial statements contained in the Annual Report on Form 10-K of Fidelity VI for each of the fiscal years ended December 31, 1998, 1997, 1996 and 1995, as filed with the SEC. More comprehensive financial information is included in such Annual Reports on Form 10-K of Fidelity VI and in other periodic reports filed by Fidelity VI with the SEC, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA - FIDELITY VI                      December            December            December            December
                                                           31, 1998            31, 1997            31, 1996            31, 1995
Total Income .........................................     $6,764,079          $4,765,095          $4,740,607          $ 6,094,88
Net Income ...........................................     $  245,744          $  423,226          $  169,828          $   597,297
Distributions to Partners ............................     $  300,000          $  300,011          $  668,800          $ 4,343,818
Net Income per Equivalent Limited Partnership Unit....     $     8.18          $    14.22          $     5.49          $     15.94
Weighted Average Number of Equivalent Limited
   Partnership Units Outstanding During the Year......         29,663              29,471              29,822               35,186
Total Assets .........................................     $9,392,891          $9,845,711          $9,435,898          $10,458,128
Equipment under Operating Leases and Equipment
   Held for Sale or Lease (Net) ......................     $2,744,228          $5,186,967          $5,973,803          $ 6,252,018
Net Investment in Direct Financing Leases ............     $3,545,522          $  126,057          $  503,093          $   687,606
Limited Partnership Units ............................         75,294              75,294              75,294               79,156
Limited Partners .....................................          2,670               2,665               2,661                2,745
------------------------------------------------------------------------------------------------------------------------------------

         The following selected interim financial data relating to Fidelity VI has been taken or derived from the unaudited financial statements contained in the Quarterly Reports on Form 10-Q of Fidelity VI for the six-month period ended June 30, 1999 and the six-month period ended June 30, 1998, as filed with the SEC. More comprehensive financial information is included in such Quarterly Reports on Form 10-Q of Fidelity VI, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

                                                                     SIX MONTHS ENDED          SIX MONTHS ENDED
         SELECTED FINANCIAL DATA - FIDELITY VI*                        JUNE 30, 1999             JUNE 30, 1998
         --------------------------------------                     -------------------       -------------------

         Total Income . . . . . . . . . . . . . . . . . . . .       $  902,037                $1,969,919
         Net Income . . . . . . . . . . . . . . . . . . . . .       $  124,238                $   47,278
         Net Income per Equivalent Limited Partnership Unit .       $     4.16                $     1.55
         Weighted Average Number of Equivalent Limited
            Partnership Units Outstanding During Period . . .           29,496                    29,490
         Total Assets . . . . . . . . . . . . . . . . . . . .       $9,234,561                $9,265,684
         Equipment under Operating Leases and Equipment
            Held for Sale or Lease (Net)  . . . . . . . . . .       $2,190,713                $7,688,143
         Net Investment in Direct Financing Leases  . . . . .       $3,238,488                $  792,664

         * Information regarding limited partnership units and limited partners is not reported for quarterly periods by the Limited Partnership in the Quarterly Reports on Form 10-Q filed by the Limited Partnership with the SEC.

         FIDELITY VII. Fidelity VII was organized in 1989 and has principally been engaged in the acquisition of equipment, primarily computer equipment, including printers, tape and disk storage devices, data communications equipment, computer terminals, technical workstations and networking equipment, as well as other electronic equipment, which is leased to third parties on a short-term basis. Fidelity VII's principal objective has been to generate leasing revenues for distribution to its limited partners. Fidelity VII has been managing the equipment, releasing or disposing of equipment as it comes off lease in order to achieve its principal objective. Fidelity VII has not borrowed and does not presently borrow funds to purchase equipment. Fidelity VII has generally acquired equipment subject to a lease. Purchases of equipment for lease have typically been made through equipment leasing brokers, under a sale-leaseback arrangement directly from lessees owning equipment, from the manufacturer either pursuant to a purchase agreement relating to significant quantities of equipment or on an AD HOC basis to meet the needs of a particular lessee. Fidelity VII does not have any employees. All persons who work for the benefit of or on behalf of Fidelity VII are employees of the General Partner.

         The following selected financial data relating to Fidelity VII has been taken or derived from the audited financial statements contained in the Annual Report on Form 10-K of Fidelity VII for each of the fiscal years ended December 31, 1998, 1997, 1996 and 1995, as filed with the SEC. More comprehensive financial information is included in such Annual Reports on Form 10-K of Fidelity VII and in other periodic reports filed by Fidelity VII with the SEC, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA - FIDELITY VII                     December            December            December            December
                                                           31, 1998            31, 1997            31, 1996            31, 1995
Total Income .........................................     $ 4,416,369         $ 4,846,809         $ 5,778,248         $ 5,636,048
Net Income (Loss).....................................     $  (185,085)        $   197,895         $   604,654         $   (17,688)
Distributions to Partners ............................     $    80,000         $   560,000         $   600,000         $ 3,577,138
Net Income per Equivalent Limited Partnership Unit         $     (6.14)        $      6.36         $     19.21         $     (0.50)
Weighted Average Number of Equivalent Limited
   Partnership Units Outstanding During the Year......          29,856              30,302              31,096              35,095
Total Assets .........................................     $10,394,528         $10,620,394         $10,941,033         $11,594,773
Equipment under Operating Leases and Equipment
   Held for Sale or Lease (Net) ......................     $ 2,957,392         $ 6,254,336         $ 7,734,171         $ 8,696,769
Net Investment in Direct Financing Leases ............     $ 4,335,444         $   295,319         $    29,334         $    38,961
Limited Partnership Units ............................          65,449              65,449              65,589              68,718
Limited Partners .....................................           2,314               2,309               2,307               2,396
------------------------------------------------------------------------------------------------------------------------------------

         The following selected interim financial data relating to Fidelity VII has been taken or derived from the unaudited financial statements contained in the Quarterly Reports on Form 10-Q of Fidelity VII for the six-month period ended June 30, 1999 and the six-month period ended June 30, 1998, as filed with the SEC. More comprehensive financial information is included in such Quarterly Reports on Form 10-Q of Fidelity VII, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

                                                                    SIX MONTHS ENDED          SIX MONTHS ENDED
         SELECTED FINANCIAL DATA - FIDELITY VII*                       JUNE 30, 1999             JUNE 30, 1998
         ---------------------------------------                    -------------------       -------------------

         Total Income  . . . . . . . . . . . . . . . . . . . .      $1,068,280                $ 2,056,771
         Net Income (loss) . . . . . . . . . . . . . . . . . .      $  (46,243)               $  (128,807)
         Net Income (loss) per Equivalent Limited Partnership       $    (1.57)               $     (4.28)
         Weighted Average Number of Equivalent Limited
            Partnership Units Outstanding During Period  . . .          29,114                     29,796
         Total Assets  . . . . . . . . . . . . . . . . . . . .      $9,952,162                $10,368,620
         Equipment under Operating Leases and Equipment
            Held for Sale or Lease (Net) . . . . . ... . . . .      $2,018,194                $ 8,146,619
         Net Investment in Direct Financing Leases .. .. . . .      $3,948,985                $ 1,397,907

         * Information regarding limited partnership units and limited partners is not reported for quarterly periods by the Limited Partnership in the Quarterly Reports on Form 10-Q filed by the Limited Partnership with the SEC.

         FIDELITY VIII. Fidelity VIII was organized in 1990 and is principally been engaged in the acquisition of equipment, primarily computer equipment, which is leased to third parties on a short-term basis. Fidelity VIII's principal objective is to generate leasing revenues for distribution to its limited partners. Fidelity VIII manages the equipment, releasing or disposing of equipment as it comes off lease in order to achieve its principal objective. Fidelity VIII does not presently borrow funds to purchase equipment. Fidelity VIII generally acquires equipment subject to a lease. Purchases of equipment for lease are typically made through equipment leasing brokers, under a sale-leaseback arrangement directly from lessees owning equipment, from the manufacturer either pursuant to a purchase agreement relating to significant quantities of equipment or on an AD HOC basis to meet the needs of a particular lessee. Fidelity VIII does not have any employees. All persons who work for the benefit of or on behalf of Fidelity VIII are employees of the General Partner.

         The following selected financial data relating to Fidelity VIII has been taken or derived from the audited financial statements contained in the Annual Report on Form 10-K of Fidelity VIII for each of the fiscal years ended December 31, 1998, 1997, 1996 and 1995, as filed with the SEC. More comprehensive financial information is included in such Annual Reports on Form 10-K of Fidelity VIII and in other periodic reports filed by Fidelity VIII with the SEC, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA - FIDELITY VIII                    December            December            December            December
                                                           31, 1998            31, 1997            31, 1996            31, 1995
Total Income .........................................     $2,790,169          $2,273,084          $2,258,564          $2,543,493
Net Income (Loss) ....................................     $   93,898          $  382,297          $   24,373          $ (137,721)
Distributions to Partners ............................     $  220,000          $  240,000          $  225,000          $1,105,691
Net Income per Equivalent Limited Partnership Unit         $     6.87          $    28.53          $     1.62          $    (9.05)
Weighted Average Number of Equivalent Limited
   Partnership Units Outstanding During the Year......         13,312              13,264              13,396              15,067
Total Assets .........................................     $5,130,180          $5,276,226          $5,071,493          $5,596,725
Equipment under Operating Leases and Equipment
   Held for Sale or Lease (Net) ......................     $  758,243          $3,014,540          $2,572,350          $2,395,085
Net Investment in Direct Financing Leases ............     $2,817,738                   -                   -                   -
Limited Partnership Units ............................         21,695              21,695              21,695              22,812
Limited Partners .....................................            945                 942                 943                 962
------------------------------------------------------------------------------------------------------------------------------------

         The following selected interim financial data relating to Fidelity VIII has been taken or derived from the unaudited financial statements contained in the Quarterly Reports on Form 10-Q of Fidelity VIII for the six-month period ended June 30, 1999 and the six-month period ended June 30, 1998, as filed with the SEC. More comprehensive financial information is included in such Quarterly Reports on Form 10-Q of Fidelity VIII, and the selected financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov.

                                                                    SIX MONTHS ENDED          SIX MONTHS ENDED
         SELECTED FINANCIAL DATA - FIDELITY VIII*                      JUNE 30, 1999             JUNE 30, 1998
         ----------------------------------------                   -------------------       -------------------

         Total Income   . . . . . . . . . . . . . . . . . . .       $  489,910                $1,189,433
         Net Income . . . . . . . . . . . . . . . . . . . . .       $   77,727                $   61,231
         Net Income per Equivalent Limited Partnership Unit .       $     5.86                $     4.49
         Weighted Average Number of Equivalent Limited
            Partnership Units Outstanding During Period . . .           13,060                    13,362
         Total Assets . . . . . . . . . . . . . . . . . . . .       $5,129,095                $5,253,821
         Equipment under Operating Leases and Equipment
            Held for Sale or Lease (Net)  . . . . . . . . . .       $  473,253                $4,201,619
         Net Investment in Direct Financing Leases  . . . . .       $2,699,850                $  788,331

         * Information regarding limited partnership units and limited partners is not reported for quarterly periods by the Limited Partnerships in the Quarterly Reports on Form 10-Q filed by the Limited Partnerships with the SEC.

AVAILABLE INFORMATION ABOUT THE LIMITED PARTNERSHIPS

         The Units are not publicly traded and there is no established public trading market for the Units. The high and low sales prices for transactions in the Units in each quarter for the past 2 years, as reported in PARTNERSHIP SPECTRUM, is set forth below. PARTNERSHIP SPECTRUM represents only one source of reported sales prices for secondary market transactions in the Units. Other sources may contain reported sales prices for secondary market transactions in the Units which differ from those reported in PARTNERSHIP SPECTRUM.

                                                                                High             Low
         Period                             Limited Partnership                 Sale Price       Sales Price
         ------                             -------------------                 ----------       -----------

         Quarter ended June 30, 1999        Fidelity IV                         $16.10           $16.10
                                            Fidelity VI                         $49.15           $40.00
                                            Fidelity VII                        $65.00           $59.13
                                            Fidelity VIII                       $81.00           $65.00

         Quarter ended March 31, 1999       Fidelity IV                         $16.10           $16.10
                                            Fidelity VI                         $49.15           $49.15
                                            Fidelity VII                        $66.11           $55.00
                                            Fidelity VIII                       $85.17           $85.17

         Quarter ended Dec. 31, 1998        Fidelity IV                         $14.20           $14.20
                                            Fidelity VI                         $47.33           $40.00
                                            Fidelity VII                        $66.11           $65.00
                                            Fidelity VIII                       $74.00           $74.00

         Quarter ended Sept. 30, 1998       Fidelity IV                         not reported     not reported
                                            Fidelity VI                         not reported     not reported
                                            Fidelity VII                        $65.00           $65.00
                                            Fidelity VIII                       not reported     not reported

         Quarter ended June 30, 1998        Fidelity IV                         $15.00           $15.00
                                            Fidelity VI                         $50.00           $40.00
                                            Fidelity VII                        $66.11           $45.00
                                            Fidelity VIII                       not reported     not reported

         Quarter ended March 31, 1998       Fidelity IV                         $14.20           $14.20
                                            Fidelity VI                         $47.33           $40.00
                                            Fidelity VII                        $66.11           $66.11
                                            Fidelity VIII                       $74.00           $74.00

         Quarter ended Dec. 31, 1997        Fidelity IV                         not reported     not reported
                                            Fidelity VI                         $65.00           $48.00
                                            Fidelity VII                        $85.20           $60.00
                                            Fidelity VIII                       $80.00           $80.00

         Quarter ended Sept. 30, 1997       Fidelity IV                         $29.50           $29.50
                                            Fidelity VI                         $65.00           $49.32
                                            Fidelity VII                        $85.20           $60.00
                                            Fidelity VIII                       $85.00           $80.00

         The financial and other information concerning the Limited Partnerships contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Purchaser does not take responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by any of the Limited Partnerships to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser.

         Each of the Limited Partnerships is subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements, and other information with the SEC relating to its business, financial condition and other matters. Each of the Limited Partnerships is required to disclose in such reports and statements certain information, as of particular dates, concerning its management, their remuneration, securities issued by it, the principal holders of its securities and any material interest of management in transactions with such Limited Partnership. Such reports, proxy statements, and other information filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC, at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the SEC's Regional Offices at Citicorp Center, 500 West-Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of such material also can be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 at prescribed rates. Each of the Limited Partnerships files its reports, proxy statements, and other information with the SEC electronically. The SEC maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. Accordingly, such reports, statements and other information may also be obtained electronically by visiting the SEC's web site at http://www.sec.gov.

         7. CERTAIN INFORMATION CONCERNING THE PURCHASER. Odd Lot Liquidity Fund, LLC, is a limited liability company organized and existing under the laws of the State of California, with its principal executive offices at 2699 White Road, Suite 255, Irvine, California 92614. James S. Riley, an individual and resident of California, is the managing member and majority owner of Odd Lot Liquidity Fund, LLC. The telephone number for Purchaser is (949) 660-1144, extension 16, and Purchaser's facsimile number is (949) 660-1063. Purchaser is not subject to the information requirements of the Exchange Act and in accordance therewith does not file periodic reports, proxy statements or other information with the SEC relating to its business, financial condition or other matters.

         Odd Lot Liquidity Fund, LLC was organized in December 1998 and, accordingly, has only a limited history of operations. Purchaser is principally engaged in the acquisition of units of limited partnership interests which are registered with the SEC under the Exchange Act. Most of the limited partnerships whose units of limited partnership interests Purchaser acquires have invested in income properties and have not liquidated in the time frame originally projected by their general partner. To date, neither Purchaser nor any affiliate of Purchaser has owned five percent (5%) or more of any SEC-registered limited partnerships or otherwise attempted to obtain control of any SEC- registered limited partnership or the general partner of any SEC-registered limited partnership.

         There are no officers or directors of Purchaser. Instead, Purchaser is a two-member limited liability company organized under the laws of the State of California and is managed by one managing member, Mr. James S. Riley. Mr. Riley holds over 95% of the ownership interests in Purchaser. Purchaser is the fifth fund managed by Mr. Riley. The business address of Mr. Riley is c/o Odd Lot Liquidity Fund, LLC, 2699 White Road, Suite 255, Irvine, California 92614. The principal occupation and five-year employment history of Mr. Riley is set forth below.

                                    Starting and     Name and Address           Principal Occupation
Name of Purchaser Member            Ending Dates        of Organization            and Business
------------------------            ------------     ------------------         ---------------------
   James S. Riley                   Dec. 1998        Odd Lot Liquidity          Managing Member;
                                    - present        Fund, LLC                  Acquisition of SEC-registered
                                                     2699 White Road            units of limited partnership
                                                     Suite 255                  interest and other securities
                                                     Irvine, CA 91614

                                    Nov. 1998        Sierra Fund 5, LLC         Managing Member;
                                    - present        2699 White Road            Acquisition of SEC-registered
                                                     Suite 255                  units of limited partnership
                                                     Irvine, CA 91614           interest and other securities


                                    Dec. 1997        Sierra Fund 4, LLC         Managing Member;
                                    - present        2699 White Road            Acquisition of SEC-registered
                                                     Suite 255                  units of limited partnership
                                                     Irvine, CA 91614           interest and other securities

                                    Feb. 1998        Sierra Fund 3, G.P.        General partner;
                                    - present        2699 White Road            Acquisition of SEC-registered
                                                     Suite 255                  units of limited partnership
                                                     Irvine, CA 91614           interest and other securities

                                    March 1997       Riley Bower Equities       Managing Member;
                                    - present          Fund 2, LLC              Acquisition of SEC-registered
                                                     2699 White Road            units of limited partnership
                                                     Suite 255                  interest and other securities
                                                     Irvine, CA 91614

                                    April 1996       Riley Bower Equities       Managing Member;
                                    - present          Fund 1, LLC              Acquisition of SEC-registered
                                                     2699 White Road            units of limited partnership
                                                     Suite 255                  interest and other securities
                                                     Irvine, CA 91614

         During the last five years, neither Odd Lot Liquidity Fund, LLC nor Mr. Riley has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Odd Lot Liquidity Fund, LLC nor Mr. Riley was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, Odd Lot Liquidity Fund, LLC or Mr. Riley was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Odd Lot Liquidity Fund, LLC is a California limited liability company. Mr. Riley is a citizen of the United States of America. Except as set forth in Section 10, neither Odd Lot Liquidity Fund, LLC or Mr. Riley nor any of their respective affiliates is now or has in the past been involved in any contracts, negotiations or transactions which have occurred since the commencement of the third full fiscal year of any of the Limited Partnerships preceding the date of this Offer to Purchase between Odd Lot Liquidity Fund, LLC or Mr. Riley or any of their respective affiliates and any of the Limited Partnerships or their respective affiliates.

         8. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         According to the most recent respective Annual Report on Form 10-K of each of the Limited Partnerships for the respective fiscal years of each of the Limited Partnerships ended December 31, 1998, there were issued and outstanding:
(i) 41,379 Units of Fidelity IV, (ii) 75,294 Units of Fidelity VI, (iii) 65,449 Units of Fidelity VII, and (iv) 21,695 Units of Fidelity VIII. As a result, Purchaser believes that the Minimum Condition with respect to each Limited Partnership would be satisfied if there are tendered to the Purchaser, and not withdrawn, pursuant to the Offer: (i) 414 Units of Fidelity IV (for an aggregate purchase price of $6,210), (ii) 753 Units of Fidelity VI (for an aggregate purchase price of $26,355), (iii) 655 Units of Fidelity VII (for an aggregate purchase price of $29,475), and (iv) 217 Units of Fidelity VIII (for an aggregate purchase price of $14,105). If Purchaser successfully concludes the purchase of the maximum amount of nine and nine-tenths percent (9.9%) of the Units of each of the Limited Partnerships pursuant to the Offer, Purchaser would acquire: (i) 4,097 Units of Fidelity IV, for an aggregate purchase price of $61,455, (ii) 7,455 Units of Fidelity VI, for an aggregate purchase price of $260,925, (iii) 6,480 Units of Fidelity VII, for an aggregate purchase price of $291,600, and (iv) 2,148 Units of Fidelity VIII, for an aggregate purchase price of $139,620. Accordingly, the maximum aggregate purchase price to be paid by Purchaser for all of such Units will be $753,600.

         Odd Lot Liquidity Fund, LLC presently has sufficient cash available for investment in the acquisition of the Units. Accordingly, no additional funds will be required in order to purchase all of the Units desired to be purchased by Purchaser pursuant to the Offer. The Units tendered to Purchaser and accepted for payment will be acquired solely in exchange for cash. None of the funds used to purchase Units tendered to Purchaser and accepted for payment are or will be, directly or indirectly, borrowed.

         The purchase price for the Units was determined by Purchaser by reviewing recent reports in the PARTNERSHIP SPECTRUM of secondary market sales of the Units, and applying a discount of from 8.5% to 10% to the reported sale prices, which discount is roughly equal to the percentage of commissions and fees typically charged to a seller of Units in a secondary market transaction. Additional considerations included the rapidly decreasing value of the book assets of the Limited Partnerships over the past five years, the relatively high fees and expenses charged by the general partner of the Limited Partnerships and its affiliates, the relatively low percentage of cash flow distributed to the limited partners of the Limited Partnerships and the extremely low trading volume of the Units in the secondary market.

         Set forth below is selected unaudited financial data relating to Odd Lot Liquidity Fund, LLC for the period from inception to December 31, 1998 and for the six-month period ended June 30, 1999. Odd Lot Liquidity Fund, LLC is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The financial data set forth below are unaudited because audited financial statements are not available or obtainable without unreasonable cost or expense since, taking into account the consummation of the transactions contemplated by the Offer to Purchase and the payment by Purchaser of the fees, charges and costs associated therewith, Odd Lot Liquidity Fund, LLC will not have sufficient funds available to pay for the preparation of audited financial statements. More complete financial information may be obtained by contacting Odd Lot Liquidity Fund, LLC at the address and telephone number set forth on the back cover of this Offer to Purchase

                                                                                                     PERIOD OF
                                                                        FROM INCEPTION TO         JANUARY 1, 1999
                                                                        DECEMBER 31, 1998*        AUGUST 23, 1999
                                                                        ------------------        ---------------
STATEMENT OF OPERATIONS DATA:

         Net operating revenue. . . . . . . . . . . . . . . . . . .     $        -                $   475,986
         Other revenue  . . . . . . . . . . . . . . . . . . . . . .              -                      4,846
                                                                        ------------              ------------
         Total revenue  . . . . . . . . . . . . . . . . . . . . . .     $        -                $   480,832
         Operating expenses  . . . . . . . . . .  . . . . . . . . .              -                    163,271
                                                                        ------------              ------------
         Net Income  .  . . . . . . . . . . . . . . . . . . . . . .     $        -                $   317,561
                                                                                                  ============
         Income per share of membership interest before
               extraordinary items  . . . . . . . . . . . . . . . .     $         0               $      3.18
         Extraordinary items . . . . . . . . . .  . . . . . . . . .     $        -                $        -
         Net income per share of membership interest (basic). . . .     $         0               $      3.18
         Net income per share of membership interest (fully-diluted)    $         0               $      3.18


BALANCE SHEET DATA:                                                     AT DECEMBER 31, 1998*     AT AUGUST 23, 1999
                                                                        ---------------------     ------------------

         Working capital . . . . . . . . . . . . . . . . . . .          $        52               $   777,613
         Total assets. . . . . . . . . . . . . . . . . . . . .          $        52               $   777,613
         Total assets less deferred research and development .
               charges and excess cost of assets acquired over
               book value  . . . . . . . . . . . . . . . . . .          $        52               $   777,613
         Total indebtedness. . . . . . . . . . . . . . . . . .          $        -                $        -
         Total liabilities  .. . . . . . . . . . . . . . . . .          $        -                $        -
         Shareholders' equity  . . . . . . . . . . . . . . . .          $        52               $   777,613

         * Odd Lot Liquidity Fund, LLC was organized in California in December 1998 and did not commence business operations until after December 31, 1998.

         9. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF PURCHASER. The purpose of the Offer is to acquire for cash up to (but not more than) nine and nine-tenths percent (9.9%) of the Units of each of the Limited Partnerships for investment purposes only. Purchaser does not intend to gain majority control of any of the Limited Partnerships or to control the General Partner. Purchaser does not have any present plans or proposals to acquire additional units of the Limited Partnerships. No affiliate of the Purchaser currently has or will have any involvement in the Offer.

         Neither the Purchaser nor any affiliate of the Purchaser intends to gain majority control of any of the Limited Partnerships or to control any general partner or the business of any of the Limited Partnerships. Purchaser believes that, like most SEC-registered limited partnerships similar to the Limited Partnerships, the affirmative vote of the holders of at least a majority (or more) of the units of limited partnership interests of each of the Limited Partnerships is required to (i) cause the sale of the assets of the Limited Partnership, (ii) amend the provisions of the partnership agreement of the Limited Partnership, (iii) effect business combinations or other extraordinary transactions and (iv) remove the general partner of the Limited Partnership. Accordingly, the Unit ownership by Purchaser (which, at most, will at all times be less ten percent (10%)) is not expected to have any significant effect on the voting decisions of any of the Limited Partnerships. However, Purchaser has not been able to obtain a copy of the partnership agreement with respect to any of the Limited Partnerships and is therefore unable to verify the voting requirements with respect to certain actions proposed to be taken by the Limited Partnerships.

         Purchaser is undertaking the Offer at this time in order to purchase the Units at a discount to net asset value. The business to date engaged in by Purchaser and its affiliates has been to purchase units of limited partnership interest at discounts to net asset value, thus providing liquidity to holders of limited partnership units who desire to dispose of an investment which has a relatively nominal current value and carries with it a financial overview requirement and a K-1 federal income tax return filing requirement.

         10. INTEREST IN SECURITIES OF THE LIMITED PARTNERSHIPS. Purchaser does not presently own any Units of any of the Limited Partnerships. No affiliate of the Purchaser has or will have any involvement in the Offer. Sierra Fund 4, LLC, a California limited liability company of which Mr. Riley, the managing member of the Purchaser, is the managing member, currently owns Units of the Limited Partnerships as set forth below.

                                                     Number of                  Percentage of Total Units
         Name of Limited Partnership                 Units Owned                Issued and Outstanding*
         ---------------------------                 -----------                -----------------------

         Fidelity Leasing Income Fund IV, L. P.             182                          0.4%
         Fidelity Leasing Income Fund VI, L. P.           1,818                          2.4%
         Fidelity Leasing Income Fund VII, L. P.          1,520                          2.3%
         Fidelity Leasing Income Fund VIII, L. P.           269                          1.2%

-----------------------------

         * Based on the most recent respective Annual Report on Form 10-K of each of the Limited Partnerships for the respective fiscal years of each of the Limited Partnerships ended December 31, 1998, as filed with the SEC.

         Each of Odd Lot Liquidity Fund, LLC and Mr. Riley disclaims beneficial ownership of any of the Units owned by Sierra Fund 4, LLC. There are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) between Odd Lot Liquidity Fund, LLC or Mr. Riley or any of their respective affiliates and any other person with respect to any of the Units of any of the Limited Partnerships. No persons will be retained or compensated by Purchaser, or by any person on Purchaser's behalf, to make solicitations or recommendations in connection with the Offer.

         11. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. Purchaser reserves the right, at any time or from time to time and in its sole discretion, on or prior to the Expiration Time, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) to amend the offer in any respect by making a public announcement of such amendment. There can be no assurance that Purchaser will exercise its right to extend or amend the Offer.

         If Purchaser decreases the percentage of Units being sought or increases or decreases the consideration to be paid for the Units pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten (10) business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten (10) business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage or Units sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Unit holders to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five
(5) business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response. The term "business day" shall many any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

         Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 12 shall not have been satisfied, to waive any of the conditions specified in Section 12 (except to the extent such waiver is not allowed under applicable law) and acceptance for payment of or payment for Units or to terminate the Offer and not accept for payment or pay for Units. All Offer conditions, other than any necessary governmental or regulatory approvals, must be satisfied (or waived by Purchaser) on or before the Expiration Time.

         If Purchaser extends the period of time during which the Offer is open, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Units tendered. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release through a national news service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than by 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time.

         Tenders of Units made pursuant to this Offer are subject to withdrawal by the holder tendering such Units, which right of withdrawal is available throughout the entirety of the Offer period. Units tendered by a holder may be withdrawn at any time until the Expiration Time. If the Offer is further extended for any reason, the withdrawal rights of holders of Units tendering pursuant to this Offer will be automatically extended for the duration of the extended Offer period. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 1, 1999 unless theretofore accepted for payment as provided in this Offer to Purchase.

         12. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Units, and may terminate the Offer with respect to any of the Limited Partnerships, if (i) less than one percent (1%) of the issued and outstanding Units of such Limited Partnership has been tendered pursuant to the Offer by the Expiration Time and not withdrawn or (ii) at any time on or prior to the Expiration Time, any of the following conditions exist:

                  (a) There shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all the Units by Purchaser, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer. (ii) seeking to restrain or prohibit Purchaser's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of any of the Limited Partnerships or of Purchaser and its subsidiaries or its affiliates, taken as a whole, or to compel Purchaser or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of any of the Limited Partnerships, (iii) seeking to impose or confirm material limitations on the ability of Purchaser or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Units, including, without limitation, the right to vote any Units acquired or owned by Purchaser or any of its subsidiaries or affiliates on all matters properly presented to the partners of any of the Limited Partnerships, (iv) seeking to require divestiture by Purchaser or any of its subsidiaries or affiliates of any Units, or (v) that otherwise, in the reasonable judgment of Purchaser and its counsel, is likely to materially adversely affect any of the Limited Partnerships or Purchaser or any of its subsidiaries or affiliates; or

                  (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, by any court, governmental or governmental authority or agency, domestic or foreign, that, in the reasonable judgment of Purchaser, is likely, directly or indirectly, to result in any of the consequences referred to in clauses
         (i) through (v) of paragraph (a) above; or

                  (c) any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of any of the Limited Partnerships that, in the reasonable judgment of Purchaser, is or is likely to be materially adverse to any of the Limited Partnerships or Purchaser shall have become aware of any facts that, in the reasonable judgment of Purchaser, have or are likely to have a material adverse significance with respect to either the value of any of the Limited Partnerships or the value of the Units to Purchaser; or

                  (d) Purchaser shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired more than 20% of the Units or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Units; or

                  (e) it shall have been publicly disclosed or Purchaser shall have otherwise learned that any person or group shall have entered into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with any of the Limited Partnerships;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment or payment.

         If, with respect to any of the Limited Partnerships, a number of Units are deposited that exceeds nine and nine-tenths percent (9.9%) of the issued and outstanding Units of such Limited Partnership, the Units so deposited shall be taken up and paid for on a PRO RATA basis as nearly as may be done, disregarding fractions, according to the number of Units deposited by each holder tendering Units during the Proration Period. If any tendered Units are not purchased pursuant to the Offer for any reason, of if certificates are submitted for more than nine and nine-tenths percent (9.9%) of the total number of issued and outstanding Units of any Limited Partnership, such unpurchased Units will be returned without expense to the tendering Unit holder, as promptly as practicable following the expiration or termination of the Offer.

         All Offer conditions, other than any necessary governmental or regulatory approvals, must be satisfied (or waived by Purchaser) on or before the Expiration Time. The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser in its sole discretion. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time from time to time. Any determination by Purchaser concerning the events described in this Section will be final and binding upon all parties.

         13. CERTAIN LEGAL MATTERS. Based on its examination of publicly available information filed by the Limited Partnerships with the SEC and other publicly available information concerning the Limited Partnerships, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of any of the Limited Partnerships that might be adversely affected by Purchaser's acquisition of the Units as contemplated herein or, except as set forth below, of any approval or other action by an government or governmental authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Units by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. However, there is no current intent to delay the purchase of Units tendered pursuant to the Offer pending the outcome of any such matter. Purchaser is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Units tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the business of any or all of the Limited Partnerships or certain parts of their respective businesses might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Units thereunder. Purchaser's obligations under the Offer to accept for payment and pay for Units is subject to certain conditions. See Section 12.

         14. FEES AND EXPENSES. Purchaser has retained Gemisys Transfer Agent to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws. In addition, the Depositary will receive a transfer fee in the amount of $150 with respect to each tender of Units by a Unit holder, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with this Offer to Purchase. All other charges and expenses in connection with this Offer to Purchase, including the costs of preparation, publishing and mailing of this Offer to Purchase and the Letter of Transmittal and advertising costs in connection with this Offer to Purchase, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by the Purchaser.

         Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to or on behalf of their customers.

         15. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Units in such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         Purchaser has filed with the SEC a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).




                                                     JAMES S. RILEY

                                                     ODD LOT LIQUIDITY FUND, LLC








August 31, 1999

         Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Units and any other required documents should be sent to the Depositary at the address set forth below:

     The Depositary for the Offer is: Gemisys Transfer Agent

     BY HAND OR OVERNIGHT COURIER OR BY MAIL:         BY FACSIMILE:

     Gemisys Transfer Agent                           Gemisys Transfer Agent
     7103 S. Revere Parkway                           7103 S. Revere Parkway
     Englewood, CO 80412                              Englewood, CO 80412
     Attn: Ms. Mary Ann Begley                        Attn: Ms. Mary Ann Begley
                                                      (303) 705-6056 (facsimile)


         Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Purchaser at the address and telephone number set forth below. Unit holders may also need to contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                           Attn.: Ms. Danea T. Riley
                           Odd Lot Liquidity Fund, LLC
                           2699 White Road, Suite 255
                           Irvine, California 92614
            BY TELEPHONE:  (949) 660-1144, extension 10 (Call Collect)
                           BY FACSIMILE: (949) 660-0632

EXHIBIT (A) (2)


Letter of Transmittal, as amended
---------------------------------

                 To Tender Units of Limited Partnership Interest
                        (Including all associated rights)

                                       of

                     FIDELITY LEASING INCOME FUND IV, L. P.
                     FIDELITY LEASING INCOME FUND VI, L. P.
                     FIDELITY LEASING INCOME FUND VII, L. P.
                    FIDELITY LEASING INCOME FUND VIII, L. P.

             Pursuant to the Amended and Restated Offer to Purchase
                              dated August 31, 1999

                                       of

                           ODD LOT LIQUIDITY FUND, LLC
                     a California limited liability company

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED BY THE PURCHASER AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 1, 1999, UNLESS THE OFFER IS FURTHER EXTENDED (THE "EXPIRATION TIME").

To:    Gemisys Transfer Agent, AS DEPOSITARY

       BY HAND OR OVERNIGHT COURIER OR BY MAIL:       BY FACSIMILE:

       Gemisys Transfer Agent                         Gemisys Transfer Agent
       7103 S. Revere Parkway                         7103 S. Revere Parkway
       Englewood, CO 80412                            Englewood, CO 80412
       Attn: Ms. Mary Ann Begley                      Attn: Ms. Mary Ann Begley
                                                      (303) 705-6056 (facsimile)

Delivery of this instrument to an address other than as set forth above or transmission of instructions to a facsimile number other than the one listed above will not constitute a valid delivery.

UNIT HOLDERS MUST TENDER THEIR UNITS BY DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS REQUIRED HEREBY TO THE DEPOSITARY BY THE EXPIRATION TIME (AS DEFINED IN THE OFFER TO PURCHASE).

                                    DESCRIPTION OF UNITS TENDERED
-------------------------------------------------------------------------------------------------------
            Name(s) and Addresses of
     Registered Holder(s) (Please fill in)                     Units Tendered
     -------------------------------------  -----------------------------------------------------------
                                                                                        Number of
                                            Name of Limited Partnership                 Units Tendered*
                                            ---------------------------                 ---------------
         ________________________           Fidelity Leasing Income Fund IV, L.P.       __________

         ________________________           Fidelity Leasing Income Fund VI, L.P.       __________

         ________________________           Fidelity Leasing Income Fund VII, L.P.      __________

         ________________________           Fidelity Leasing Income Fund VIII, L.P.     __________

-------------------------------------------------------------------------------------------------------

* If all Units are being tendered, you may so indicate by inserting the word "ALL" in the space provided. Unless otherwise indicated, it will be assumed that all Units are being tendered.

                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
                       PLEASE READ THE FOLLOWING CAREFULLY
                  AND COMPLETE THE INFORMATION WHERE REQUESTED

Gentlemen:

         The undersigned hereby tenders to Odd Lot Liquidity Fund, LLC, a California limited liability company and James S. Riley, the managing member and majority owner of Odd Lot Liquidity Fund, LLC (collectively, the "Purchaser"), the above-described Units of limited partnership interest of:

Check, as applicable:    | |  Fidelity Leasing Income Fund IV, L. P.
                              (Purchase Price of $15 Net Per Unit)*
                         | |  Fidelity Leasing Income Fund VI, L. P.
                              (Purchase Price of $35 Net Per Unit)*
                         | |  Fidelity Leasing Income Fund VII, L. P.
                              (Purchase Price of $45 Net Per Unit)*
                         | |  Fidelity Leasing Income Fund VIII, L. P.
                              (Purchase Price of $65 Net Per Unit)*

                    * Excludes a transfer fee in the amount of $150 payable to the Depositary, which amount will be deducted from the total purchase price payment to be made to the undersigned in accordance with the Offer to Purchase.

(including all associated rights with respect thereto, collectively the "Units") pursuant to the Purchaser's offer to purchase up to (but not more than) nine and nine-tenths percent (9.9%) of the issued and outstanding Units of each of the foregoing limited partnerships (collectively referred to herein as the "Limited Partnerships") at the respective purchase prices per Unit, net to the seller in cash, indicated above upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated August 31, 1999, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

         Upon the terms and subject to the conditions of the Offer and effective upon acceptance for payment of and payment for the Units tendered herewith, the undersigned hereby sells, assigns and transfers to or upon the order of the Purchaser all right, title and interest in and to all the Units that are being tendered hereby (and any and all other Units or other securities issued or issuable in respect thereof on or after October 1, 1999) and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Units (and all such other Units or securities), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Units (and all such other Units or securities), or transfer ownership of such Units (and all such other Units or securities) on the account books maintained by or on behalf of the Limited Partnerships, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser, (b) present such Units (and all such other Units or securities) for transfer on the books of the Limited Partnerships and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Units (and all such other Units or securities), all in accordance with the terms of the Offer.

         The undersigned hereby irrevocably appoints the Purchaser, James S. Riley, Barry Zemel and Danea T. Riley, and each of them, the attorney-in-fact and proxy of the undersigned, with full power of substitution, to exercise all voting and other rights of the undersigned in such manner as such attorney-in-fact and proxy or his or her substitute or substitutes shall in his or her sole discretion deem proper, with respect to all of the Units tendered hereby which have been accepted for payment by the Purchaser prior to the time of any vote or other actions (and any and all other Units or other securities issued or issuable in respect thereof on or after October 1, 1999), at any meeting of partners then scheduled or acting by written consent without a meeting or otherwise. This proxy is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of such Units by the Purchaser in accordance with the terms of the Offer. Such acceptance for payment shall revoke any other proxies or written consent granted by the undersigned at any time with respect to such Units (and all such other Units or securities), and no subsequent proxies may be given or subsequent written consents will be executed by the undersigned (and if given or executed, will not be deemed to be effective).

         The undersigned agrees that, from and after October 1, 1999, the Purchaser shall be entitled to all distributions made by the Partnership or any other party with respect to the Units tendered hereby including, but not limited to, any distributions attributable to periods or events occurring prior to such date but not yet distributed. This right also includes the rights to any benefits which may accrue or to which the undersigned might be eligible as a result of any litigation or settlement which involves any Limited Partnership or the undersigned's investment in the Limited Partnership. Should the undersigned receive any distributions from any Limited Partnership or any other party with respect to the Units tendered hereby and/or the investment in the Units from or after such date, the undersigned agrees to duly endorse the check or checks representing such distribution payable to the order of the Purchaser, and to transmit such check or checks to the Purchaser within two days after receipt by the undersigned.

         The undersigned hereby represents and warrants that (a) the undersigned owns the Units being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"), (b) the tender of such Units complies with Rule 14e-4 of the Exchange Act, (c) such Unit holder has the full power and authority to tender, sell, assign and transfer the Units tendered hereby (and any and all other Units or other securities issued or issuable in respect thereof on or after October 1, 1999) and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, (d) if the undersigned is signing on behalf of any entity, the undersigned declares that he has authority to sign this document on behalf of the entity and (e) the undersigned is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended or, if the undersigned is not a United States person, the undersigned does not own beneficially or of record more than five percent (5%) of the outstanding Units of any Limited Partnership. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the Units tendered hereby (and all such other Units or securities).

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

         The undersigned understands that tenders of Units pursuant to the procedures described in Section 3 of the Offer to Purchase and in this Letter of Transmittal will constitute an agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer, including, without limitation, the undersigned's waiver of any and all rights with respect to the Units and the undersigned's agreement to indemnify and hold harmless Purchaser, its managing member and other members from and against any and all claims and actions against the relevant Limited Partnership(s) which are attributable to the operations or activities of such Limited Partnership(s) on or prior to the date of sale the Units tendered herewith.

         By the undersigned's execution of this Letter of Transmittal, under penalties of perjury the undersigned hereby certifies that (1) the number shown below on this Letter of Transmittal as the undersigned's Federal Employer Identification Number (or Social Security Number) is correct and (2) the undersigned is not subject to backup withholding either because (a) the undersigned is exempt from backup withholding, or (b) the undersigned has not been notified by the Internal Revenue Service ("IRS") that the undersigned is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the undersigned that the undersigned is no longer subject to backup withholding. The undersigned also certifies by execution of this Letter of Transmittal that the undersigned, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The undersigned understands that this certification may be disclosed to the IRS by the Purchaser and that any false statement contained herein could be punished by fine, imprisonment or both.

         If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of the authority of such person so to act must be submitted.

         The Purchaser will pay any stock transfer taxes with respect to the sale and transfer of any Units to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Units not tendered or not purchased are to be returned in the name of, any person other than the registered holder(s), or if a transfer tax is imposed for any reason other than the sale or transfer of the Units to the Purchaser pursuant to the Offer, then the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

         The total purchase price to be paid to the undersigned shall be reduced by the amount of $150, which amount shall be deducted from the total purchase price payment to be made to the undersigned in accordance with the Offer to Purchase. All other charges and expenses in connection with the Offer to Purchase, including the costs of preparation, publishing and mailing of the Offer to Purchase and this Letter of Transmittal and advertising costs in connection with this Offer to Purchase, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by the Purchaser.

         The undersigned hereby directs the Depositary to issue the check for the purchase price of the Units purchased, less the transfer fee in the amount of $150 to be paid to the Depositary, and return any Units not tendered or not purchased, in the name(s) of the undersigned to the undersigned at the address shown below the undersigned's signature(s).

                                    SIGN HERE


     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                  Signature of Owner or Trustee, as applicable

     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Signature of Co-Owner or Co-Trustee, as applicable

     Dated: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . , 1999

         (Must be signed by registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent or officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title)

     Name(s):. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (Please Print)

     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Capacity (full title):. . . . . . . . . . . . . . . . . . . . . . . . .

     Address:  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                               (Include Zip Code)

     Area Code and Telephone Number: . . . . . . . . . . . . . . . . . . . .

     Federal Employer ID No. / Social Security No.:  . . . . . . . . . . . .

         Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchaser at the address or telephone number set forth below.

                               Ms. Danea T. Riley
                           Odd Lot Liquidity Fund, LLC
                           2699 White Road, Suite 255
                            Irvine, California 92614
                   BY TELEPHONE: (949) 660-1144, extension 10
                          BY FACSIMILE: (949) 660-0632

-------------------------------------------------------------------------------------------------------------------
                                          (DO NOT WRITE IN SPACES BELOW)
-------------------------------------------------------------------------------------------------------------------

         Date Received______________        Accepted By______________           Checked By______________

-------------------------------------------------------------------------------------------------------------------


Shares            Shares            Shares         Check      Amount            Shares       Certificate   Block
Surrendered       Tendered          Accepted        No.      of Check          Returned         No.         No.
-----------       --------          --------       -----     --------          --------      -----------   -----

                                                              Gr_________
                                                              Net________

-------------------------------------------------------------------------------------------------------------------

         Delivery Prepared By_________      Checked By______________            Date________________

-------------------------------------------------------------------------------------------------------------------
                                    ODD LOT LIQUIDITY FUND, LLC

EXHIBIT (A) (3)(1)


Summary Advertisement dated August 5, 1999
------------------------------------------

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL UNITS. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE DATED AUGUST 5, 1999 AND THE RELATED LETTER OF TRANSMITTAL AND IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF UNITS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

                      Notice of Offer to Purchase for Cash
           Up to (but not more than) 25% of the Issued and Outstanding
                      Units of Limited Partnership Interest
                        (including all associated rights)
                                   of each of

                     FIDELITY LEASING INCOME FUND IV, L. P.,
              at $15 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST;

                     FIDELITY LEASING INCOME FUND VI, L. P.,
              at $35 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST;

                    FIDELITY LEASING INCOME FUND VII, L. P.,
            at $45 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST; and

                    FIDELITY LEASING INCOME FUND VIII, L. P.,
               at $65 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST

                                       by

                          ODD LOT LIQUIDITY FUND, LLC,
                     a California limited liability company

ODD LOT LIQUIDITY FUND, LLC, A CALIFORNIA LIMITED LIABILITY CORPORATION (THE "PURCHASER"), IS OFFERING TO PURCHASE UP TO (BUT NOT MORE THAN) TWENTY-FIVE PERCENT (25%) OF THE ISSUED AND OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST (INCLUDING ALL ASSOCIATED RIGHTS WITH RESPECT THERETO, COLLECTIVELY THE "UNITS") OF EACH OF THE LIMITED PARTNERSHIPS IDENTIFIED ABOVE TO WHICH THIS NOTICE OF OFFER TO PURCHASE RELATES (COLLECTIVELY REFERRED TO HEREIN AS THE "LIMITED PARTNERSHIPS") AT THE RESPECTIVE PRICES PER UNIT SET FORTH ABOVE, NET TO THE SELLER IN CASH, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED AUGUST 5, 1999 (THE "OFFER TO PURCHASE") AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 3, 1999, UNLESS THE OFFER IS EXTENDED.

The Net Purchase Price per Unit set forth above does not reflect a transfer fee in the amount of $150 payable to the Depositary, which amount will be deducted from the total purchase price payment to be made to each holder of Units tendering Units prior to the Expiration Time in accordance with the Offer to Purchase.

The purpose of the Offer is to acquire for cash up to (but not more than) twenty-five percent (25%) of the Units of each of the Limited Partnerships for investment purposes only. The Purchaser does not presently intend to gain majority control of any of the Limited Partnerships or to control any general partner or the business of any of the Limited Partnerships.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED BY THE EXPIRATION TIME (AS DEFINED IN THE OFFER TO PURCHASE) AND NOT WITHDRAWN A NUMBER OF UNITS WHICH REPRESENTS, WITH RESPECT TO EACH LIMITED PARTNERSHIP, AT LEAST ONE PERCENT (1%) OF THE TOTAL NUMBER OF ISSUED AND OUTSTANDING UNITS OF SUCH LIMITED PARTNERSHIP (THE "MINIMUM CONDITION").

If, with respect to any of the Limited Partnerships, a number of Units are deposited that exceeds twenty-five percent (25%) of the issued and outstanding Units of such Limited Partnership, the Units so deposited shall be taken up and paid for on a PRO RATA basis as nearly as may be done, disregarding fractions, according to the number of Units deposited by each holder tendering Units during the period of time for which the Offer is open (the "Proration Period"). If any tendered Units are not purchased pursuant to the Offer for any reason, or if Units are submitted for more than twenty-five percent (25%) of the total number of issued and outstanding Units of any Limited Partnership, such Units will be returned without expense to the tendered Unit holder, as promptly as practicable following the expiration or termination of the Offer.

The Offer is subject to certain conditions set forth in the Offer to Purchase. If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Units to tendering Unit holders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Units until the expiration of the Offer as so extended or (iii) waive such condition and, subject to any requirement to extend the time during which the Offer is open, purchase all Units validly tendered prior to the Expiration Time and not withdrawn.

The Purchaser reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof.

For purposes of this Offer, the Purchaser shall be deemed to have accepted for payment tendered Units when, as and it the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Units. Payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

Tenders of Units made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 3, 1999, unless theretofore accepted for payment as provided in the Offer to Purchase. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth in the Offer to Purchase and must specify the name of the person who tendered the Units to be withdrawn and the number of Units to be withdrawn. A signed notice of withdrawal must be submitted prior to the release of such Units. In addition, such notice must specify the name of the registered holder (if different from that of the tendering person).

The information required to be disclosed by paragraph (e)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Purchaser as set forth below, and copies will be furnished promptly at the Purchaser's expense.

                           Attn.: Ms. Danea T. Riley
                           Odd Lot Liquidity Fund, LLC
                           2699 White Road, Suite 255
                           Irvine, California 92614
            BY TELEPHONE:  (949) 660-1144, extension 10 (Call Collect)
                           BY FACSIMILE: (949) 660-0632



August 5, 1999

EXHIBIT (A) (3)(2)


Form of Press Release dated August 31, 1999
-------------------------------------------

                   [Letterhead of Odd Lot Liquidity Fund, LLC]


                              N E W S  R E L E A S E

                                                   For Immediate Release
                                                   ---------------------

                                                   Company Contact:

                                                   Danea T. Riley
                                                   Odd Lot Liquidity Fund, LLC
                                                   (949) 660-1144, ext. 10

                ODD LOT LIQUIDITY FUND, LLC EXTENDS TENDER OFFER
                  FOR UNITS OF LIMITED PARTNERSHIP INTEREST OF
                       FOUR FIDELITY LEASING INCOME FUNDS

         IRVINE, CALIFORNIA, August 31, 1999 . . . . . Odd Lot Liquidity Fund,
LLC, a California limited liability company, reported today that the cash tender offer by Odd Lot and James S. Riley, the managing member and majority owner of Odd Lot, for units of limited partnership interest of four limited partnerships registered with the Securities and Exchange Commission, Fidelity Leasing Income Fund IV, L.P., Fidelity Leasing Income Fund VI, L.P., Fidelity Leasing Income Fund VII, L.P. and Fidelity Leasing Income Fund VIII, L.P., has been extended until 12:00 midnight, New York City time on Friday, October 1, 1999. The tender offer by Odd Lot was previously set to expire at 12:00 midnight, New York City time, on Friday, September 3, 1999. In addition, Odd Lot reported that the maximum number of units of limited partnership interest of each of the Fidelity limited partnerships that would be purchased by Odd Lot pursuant to the cash tender offer has been reduced from 25% to 9.9% of the total number of issued and outstanding units of each such limited partnership. The net per unit purchase price to be paid for the units of limited partnership interest is unchanged at $15 net per unit of limited partnership interest of Fidelity Leasing Income Fund IV, L.P., $35 net per unit of limited partnership interest of Fidelity Leasing Income Fund VI, L.P., $45 net per unit of limited partnership interest of Fidelity Leasing Income Fund VII, L.P. and $65 net per unit of limited partnership interest of Fidelity Leasing Income Fund VIII, L.P.

         The tender offer is conditioned upon, among other things, there being validly tendered by the expiration time of the tender offer and not withdrawn a number of units of limited partnership interest which represents, with respect to each Fidelity limited partnership, at least one percent (1%) of the total number of issued and outstanding units of such limited partnership. The tender offer is also subject to certain other conditions set forth in the Amended and Restated Offer to Purchase dated August 31, 1999. If any such condition is not satisfied on or prior to the expiration time of the tender offer, then Odd Lot and James S. Riley may (i) terminate the tender offer and return all tendered units of limited partnership interest to tendering unit holders, (ii) extend the tender offer and, subject to withdrawal rights as set forth below, retain all such units until the expiration of the tender offer as so extended or (iii) waive such condition and, subject to any requirement to extend the time during which the tender offer is open, purchase all units of limited partnership interest validly tendered prior to the expiration time of the tender offer and not withdrawn.

         Odd Lot and James S. Riley reserve the right, at any time or from time to time, to further extend the period of time during which the tender offer is open by giving oral or written notice of such extension to Gemisys Transfer Agent, the Depositary for the tender offer. Any such extension will be followed as promptly as practicable by public announcement thereof. Gemisys Transfer Agent will receive a transfer fee in the amount of $150 with respect to each tender of units of limited partnership interest by a unit holder, which amount will be deducted from the total purchase price payment to be made to each holder of units tendering units prior to the expiration time. All other charges and expenses in connection with the tender offer, including the costs of preparation, publishing and mailing of the Offer to Purchase and the Letter of Transmittal and advertising costs in connection with the tender offer, legal costs and expenses, general and administrative costs and additional transfer fees and charges, will be paid by Odd Lot.

                              N E W S  R E L E A S E

(page 2 of 2 pages)

         Tenders of units of limited partnership interest made pursuant to the tender offer are subject to withdrawal by the holder tendering such units, which right of withdrawal is available throughout the entirety of the tender offer period. Units of limited partnership interest tendered by a holder may be withdrawn at any time until the expiration time of the tender offer. If the tender offer is further extended for any reason, the withdrawal rights of holders of units tendering pursuant to the tender offer will be automatically extended for the duration of the extended tender offer period. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 1, 1999 unless theretofore accepted for payment.

         If, with respect to any of the Fidelity limited partnerships, a number of units are deposited that exceeds nine and nine-tenths percent (9.9%) of the issued and outstanding units of such limited partnership, the units so deposited shall be taken up and paid for on a PRO RATA basis as nearly as may be done, disregarding fractions, according to the number of units deposited by each holder tendering units during the duration of the tender offer period. If any tendered units of limited partnership interest are not purchased pursuant to the tender offer for any reason, of if certificates are submitted for more than nine and nine-tenths percent (9.9%) of the total number of issued and outstanding units of any Fidelity limited partnership, such unpurchased units will be returned without expense to the tendering holder, as promptly as practicable following the expiration or termination of the tender offer.

         The business of Odd Lot and its affiliates has been to purchase units of limited partnership interest at discounts to net asset value, thus providing liquidity to holders of limited partnership units who desire to dispose of an investment which has a relatively nominal current value and carries with it a financial overview requirement and a K-1 federal income tax return filing requirement.

         Each of the Fidelity limited partnerships is organized and existing under the laws of the State of Delaware, with its principal executive offices at 3 North Columbus Boulevard, Philadelphia, Pennsylvania 19106. Each of the limited partnerships is principally engaged in the business of equipment lease financing and is managed by the same general partner. Each of the limited partnerships, other than Fidelity Leasing Income Fund VIII, L.P., is currently in the process of dissolution and liquidation of its assets. The units of limited partnership interest of the limited partnerships are not publicly traded and there is no established public trading market for the units of the limited partnerships.

         A discussion of certain risks that may be material to the decision by holders of units of the limited partnerships whether to tender such units to the Purchaser pursuant to the tender offer is set forth in the Amended and Restated Offer to Purchase dated August 31, 1999, which discussion was not included in the original Offer to Purchase dated August 5, 1999 with respect to the tender offer. Requests for copies of the Amended and Restated Offer to Purchase dated August 31, 1999 and the related Letter of Transmittal and other tender offer materials may be directed to Odd Lot as set forth below, and copies will be furnished promptly at the expense of Odd Lot and James S. Riley.

                           Attn.: Ms. Danea T. Riley
                           Odd Lot Liquidity Fund, LLC
                           2699 White Road, Suite 255
                           Irvine, California 92614
            BY TELEPHONE:  (949) 660-1144, extension 10 (Call Collect)
                           BY FACSIMILE: (949) 660-0632


                                    * * * * *